Filed by Forian Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Forian Inc.
SEC File No.: 333-250938

On November 25, 2020, Medical Outcomes Research Analytics LLC sent the following communication to its investors:

Dear MOR Investor,

This is an update regarding the status of MOR’s combination with Helix to form the new company Forian.  I am pleased to report the following:

1.	Forian and Helix signed a merger agreement with respect to the transaction on October 16, 2020, and the transaction was announced publicly.
2.
On the day prior to the signing of the merger agreement, Helix common stock closed at $.095 per share on the OTC bulletin board. Yesterday, November 23, 2020, Helix common stock closed at $.2115 per share on the OTC bulletin board.

3.	Since the announcement, we have been working on plans to integrate the two businesses and to operate the combined business.
4.	We have engaged with Nasdaq and will apply to list Forian common stock on Nasdaq effective as of the closing of the transaction.
5.
Yesterday, November 24, 2020, Forian filed with the Securities and Exchange Commission a Form S-4 registration statement, which among other things will serve as a proxy statement for the Helix special meeting of shareholders to consider the transaction and will serve as a prospectus to register the shares of Forian common stock that members of MOR will receive.  The Form S-4 can be found electronically on the SEC’s website at www.sec.gov.

6.
The Form S-4 registration contains a significant amount of disclosure regarding Forian, MOR, Helix and the transaction, including: the audited financial statements of both MOR and Helix; pro forma historical financial statements for the transaction; information regarding the businesses of both MOR and Helix; information regarding the corporate governance of Forian, including its proposed directors; information regarding the merger transaction involving Helix; information regarding the contribution transaction involving MOR; risk factors; a description of the background of the merger; and information regarding the fairness opinion delivered to Helix’s board of directors (including the assumptions underlying the fairness such as projections prepared by both MOR and Helix for purposes of the fairness opinion).  The Form S-4 registration statement remains subject to the SEC’s comment process and to further updating by Forian, MOR and Helix before it is finalized.

7.
As a result of the disclosures made in the Form S-4 registration statement regarding Forian, MOR and Helix to date, MOR is advising investors in its Series S-1 preferred units that the material due diligence information such investors received in connection with MOR’s Series S-1 preferred units private placement has been disclosed in the Form S-4 registration statement. If you have received, or in the future do receive, any material non-public information regarding Forian, MOR, Helix, or the announced merger, please consult your own legal adviser as to whether and, if so, when you may trade after having received such information.

8.	We continue to target a Helix shareholder meeting and closing of the transaction in the first quarter of 2021.

Thank you for your continued support.

Best regards,

Max Wygod

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond the control of Helix Technologies, MOR Analytics or Forian, and are not guarantees of future results, such as statements about the potential consummation or timing of consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results such as the projections prepared by both MOR and Helix for purposes of the fairness opinion. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the transaction may not be satisfied; (iii) the ability of MOR Analytics and Helix Technologies to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Forian, MOR Analytics, Helix Technologies or their respective directors, (vi) possible disruptions from the proposed transaction that could harm MOR Analytics’ or Helix Technologies’ respective businesses, including current plans and operations, (vii) the ability of Forian, MOR Analytics or Helix Technologies to retain, attract and hire key personnel, including the management team named in this release, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect MOR Analytics’ and/or Helix Technologies’ financial performance, (x) certain restrictions during the pendency of the merger that may impact MOR Analytics’ or Helix Technologies’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and changes, (xiii) unpredictability and severity of catastrophic events, including, but not limited to, the COVID-19 pandemic, acts of terrorism or outbreak of war or hostilities, (xiv) the risk that the Nasdaq listing of the Forian common stock may not occur, (xv) the risk that the market price of Helix Technologies common stock may be volatile and fluctuate substantially, including as a result of shares currently subject to trading restrictions that may be released from such restrictions following the business combination, and (xvi) management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by these forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. The forward-looking statements included herein are made only as of the date hereof. None or Forian, MOR Analytics or Helix Technologies assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Helix and Forian has filed documents with the Securities and Exchange Commission (“SEC”), including the filing by Forian of a registration statement on Form S-4, and Helix intends to mail a proxy statement regarding the proposed transaction to its shareholders that will also constitute a prospectus of Forian. After the registration statement is declared effective, a definitive proxy statement/prospectus will be mailed to shareholders of Helix and provided to investors of MOR. Additionally, other documents may also be filed with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document which Helix and Forian may file with the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT FORIAN AND HELIX WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Helix, MOR and certain of their respective directors, executive officers and employees may be deemed to be “participants” in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding Helix directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Helix’s Form 10-K for the year ended December 31, 2019, and its definitive information statement filed on May 8, 2020, which are filed with the SEC. Additional information regarding the directors and officers of MOR Analytics and the combined company is available in the registration statement on Form S-4 as well as the proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.